Keewatin Windpower Corp.
                           1294 Emery Place, Suite 44
                               North Vancouver, BC
                                 Canada V7J 1R3

November 18, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention: Andrew P. Schoeffler

Dear Sirs:

Re: Keewatin Windpower Corp. - Registration Statement on Form SB-2 File No. 333-126580

Further to your letter dated October 14, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

1. Update the financial statements, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date of the registration statement. In addition, each amendment to the registration statement should include a currently dated consent of the independent registered public accounting firm.

     We have included interim financial statements for the period ended August 31, 2005 and a currently dated consent of the independent registered public accounting firm in our amended registration statement.

2. Please disclose in your response to comment two of our letter dated September 23, 2005 in the summary section of your prospectus.

     We have included the following paragraph in the "Summary" section:

     "Although we have not yet appointed a transfer agent, we anticipate that Empire Stock Transfer Inc., 7251 West Lake Mead Boulevard, Las Vegas, Nevada, 89128, will act as our transfer agent upon the effectiveness of our registration statement."

3. We read you response to comment three of our letter dated September 23, 2005 and note the disclosure regarding your estimated cost to complete your business plan on page 3 of your prospectus. Please explain why your land lease costs are referred to as "initial" costs? Do you anticipate additional costs associated with respect to your land lease?

     We have clarified that we anticipate incurring annual land lease costs of $60,000 following the completion of the wind power project.

4. We read your response to comment five of our letter dated September 23, 2005 and reissue this comment. In this regard, please confirm that your disclosure in the column entitled "Shares Owned Prior to This Offering" has been calculated in accordance with Rule 13d-3 under the Exchange Act.

     We confirm that the disclosure in the column entitled "Shares Owned Prior to This Offering" has been calculated in accordance with Rule 13d-3 under the Exchange Act. Each shareholder has sole voting and dispositive power over the shares noted in the table.

Yours truly,


/s/ Chris Craddock
----------------------------

Keewatin Windpower Corp.
Chris Craddock, President